SHARE EXCHANGE AGREEMENT

FOR THE EXCHANGE OF

COMMON STOCK

OF

HOMELAND SAFETY CONSULTANTS, INC.

FOR COMMON STOCK OF

BENACO, INC.

AND CONVERSION OF

CERTAIN INDEBTEDNESS OF HOMELAND SAFETY CONSULTANTS, INC.

FOR COMMON STOCK OF

BENACO, INC.

DATED AS OF NOVEMBER 12, 2012

SHARE EXCHANGE AGREEMENT

This SHARE EXCHANGE AGREEMENT, dated as of November 12, 2012 (the “Agreement”) by and among BENACO, INC., a Nevada corporation (“Benaco”), HOMELAND SAFETY CONSULTANTS, INC., a New York corporation (“Homeland”), the shareholders of Homeland whose names are set forth on Exhibit A attached hereto (the “Homeland Shareholders”) and certain creditors of Homeland whose names are set forth on Exhibit A attached hereto (the “Homeland Creditors”).

WHEREAS, the Homeland Shareholders own 100% of the issued and outstanding shares of Common Stock, no par value, of Homeland (the "Homeland Shares");

WHEREAS, subject to the terms and conditions of this Agreement, (a) the Homeland Shareholders believe it is in their best interests to exchange all of the Homeland Shares for shares of Common Stock, par value $.001 per share of Benaco (“Benaco Shares”), as provided in Exhibit A and (b) the Homeland Creditors believe it is in their best interests to exchange with Benaco and convert into the number of Benaco Shares set forth opposite their names on Exhibit A the indebtedness set forth opposite their names on Exhibit A; and

WHEREAS, Benaco believes it is in its best interests (a) to acquire the Homeland Shares in exchange for Benaco Shares and (b) to issue Benaco Shares to the Homeland Creditors upon the conversion of the indebtedness of Homeland to the Homeland Creditors as provided in Exhibit A..

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

EXCHANGE OF SHARES

Section 1.1           Agreement to Exchange Benaco Shares for Homeland Shares and Certain Indebtedness of Homeland to the Homeland Creditors. On the Closing Date (as hereinafter defined) and upon the terms and subject to the conditions set forth in this Agreement, (a) the Homeland Shareholders shall sell, assign, transfer, convey and deliver the Homeland Shares (representing 200 Homeland Shares and 100% of the issued and outstanding shares of common stock of Homeland), to Benaco, and Benaco shall accept the Homeland Shares from the Homeland Shareholders in exchange for the issuance to each Homeland Shareholder of the number of Benaco Shares set forth opposite the name of such Homeland Shareholder on Exhibit A hereto and (b) all indebtedness and liabilities of Homeland to each Homeland Creditor, including, but not limited to the indebtedness set forth on Exhibit A, shall be converted into the number of Benaco Shares set forth opposite the name of such Homeland Creditor on Exhibit A .

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Section 1.2           Capitalization. On the Closing Date, immediately before the exchange to be consummated pursuant to this Agreement Benaco shall have authorized (a) 225,000,000 shares of Common Stock, $.001 par value per share, of which 4,740,000 shares shall be issued and outstanding (4,000,000 of which shall be reacquired by Benaco simultaneously with the Closing of this Agreement pursuant to a Split-Off Agreement (the “Split-Off Agreement”) between Natalia Belykh (“Belykh”) and Benaco), all of which are duly authorized, validly issued and fully paid; and (b) 25,000,000 shares of Preferred Stock, $.0001 par value, of which 10 shares of Series A Convertible Preferred Stock (“Series A Preferred”) have been designated and are issued and outstanding.

Section 1.3           Closing. The closing of the exchange to be made pursuant to this Agreement (the "Closing") shall take place at 10:00 a.m. E.D.T. on the second business day after the conditions to closing set forth in Articles V and VI have been satisfied or waived, or at such other time and date as the parties hereto shall agree in writing (the "Closing Date"), at the offices of Ofsink, PLLC, 900 Third Avenue, 5th Floor, New York, New York 10022. At the Closing, (a) the Homeland Shareholders shall deliver to Benaco the stock certificates representing the Homeland Shares, duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank and (b) each Homeland Creditor shall deliver to Benaco all evidences of indebtedness of Homeland to such Homeland Creditor and all such indebtedness (whether or not evidence thereof shall have been delivered to Benaco) shall be deemed to be converted into the number of Benaco Shares set forth opposite the name of the Homeland Creditor on Exhibit A and at such time each Homeland Creditor shall fully release and discharge Homeland and Benaco in respect of all such indebtedness.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF BENACO

Benaco hereby represents, warrants and agrees as follows:

Section 2.1           Corporate Organization

a.            Benaco is a corporation duly organized, validly existing and in good standing under the laws of Nevada, and has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted and is duly qualified to do business in good standing in each jurisdiction in which the nature of the business conducted by Benaco or the ownership or leasing of its properties makes such qualification and being in good standing necessary, except where the failure to be so qualified and in good standing will not have a material adverse effect on the business, operations, properties, assets, condition or results of operation of Benaco (a "Benaco Material Adverse Effect");

b.            Copies of the Articles of Incorporation and By-laws of Benaco, with all amendments thereto to the date hereof, have been furnished to Homeland and the Homeland Shareholders, and such copies are accurate and complete as of the date hereof. The minute books of Benaco are current as required by law, contain the minutes of all meetings of the Board of Directors and shareholders of Benaco from its date of incorporation to the date of this Agreement, and adequately reflect all material actions taken by the Board of Directors and shareholders of Benaco.

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Section 2.2 Capitalization of Benaco. The authorized capital stock of Benaco consists of (a) 225,000,000 shares of Common Stock, $.001 par value per share, of which as of the date of this Agreement 14,340,000 shares are issued and outstanding (4,000,000 of which shall be reacquired by Benaco simultaneously with the Closing of this Agreement pursuant to the Split-Off Agreement), all of which are duly authorized, validly issued and fully paid; and (b) 25,000,000 shares of Preferred Stock, $.001 par value, of which 10 shares of Series A Preferred have been designated and are issued and outstanding. The parties agree that they have been informed of the issuances of the Benaco Shares, and that all such issuances of Benaco Shares pursuant to this Agreement will be in accordance with the provisions of this Agreement. All of the Benaco Shares to be issued pursuant to this Agreement have been duly authorized and will be validly issued, fully paid and non-assessable and no personal liability will attach to the ownership thereof. As of the date of this Agreement there are and as of the Closing Date, there will be, no outstanding options, warrants, agreements, commitments, conversion rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire any shares of capital stock or any un-issued or treasury shares of capital stock of Benaco, except that the Series A Preferred is convertible on a one share for one share basis into Benaco Shares.

Section 2.3           Subsidiaries and Equity Investments. Other than International Safety Group, Inc., a Delaware corporation incorporated on November 2, 2012, Benaco has no subsidiaries or equity interest in any corporation, partnership or joint venture.

Section 2.4           Authorization and Validity of Agreements. Benaco has all corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Benaco and the consummation by Benaco of the transactions contemplated hereby have been duly authorized by all necessary corporate action of Benaco, and no other corporate proceedings on the part of Benaco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

Section 2.5           No Conflict or Violation. The execution, delivery and performance of this Agreement by Benaco does not and will not violate or conflict with any provision of its Articles of Incorporation, as amended, or By-laws, and does not and will not violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority, nor violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under, or give to any other entity any right of termination, amendment, acceleration or cancellation of, any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Benaco is a party or by which it is bound or to which any of their respective properties or assets is subject, nor will it result in the creation or imposition of any lien, charge or encumbrance of any kind whatsoever upon any of the properties or assets of Benaco, nor will it result in the cancellation, modification, revocation or suspension of any of the licenses, franchises, permits to which Benaco is bound.

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Section 2.6           Consents and Approvals. No consent, waiver, authorization or approval of any governmental or regulatory authority, domestic or foreign, or of any other person, firm or corporation, is required in connection with the execution and delivery of this Agreement by Benaco or the performance by Benaco of its obligations hereunder.

Section 2.7           Absence of Certain Changes or Events. Since its inception:

a.            Benaco has operated in the ordinary course of business consistent with past practice and there has not been any material adverse change in the assets, properties, business, operations, prospects, net income or condition, financial or otherwise of Benaco, except that pursuant to the Split-Off Agreement, simultaneously with the consummation of this Agreement Benaco is assigning substantially all of its assets (other than cash), subject to all of its liabilities (other than indebtedness for borrowed money) to [Split Sub] and then assigning all of the outstanding capital stock of Split Sub to, Belykh or Belykh’s designee in exchange for the assignment to Benaco of an aggregate of 4,000,000 Benaco Shares and all other securities of Benaco, if any, owned by Belykh. As of the date of this Agreement, Benaco does not know or have reason to know of any event, condition, circumstance or prospective development which threatens or may threaten to have a material adverse effect on the assets, properties, operations, prospects, net income or financial condition of Benaco;

b.            there has not been any declaration, setting aside or payment of dividends or distributions with respect to shares of capital stock of Benaco or any redemption, purchase or other acquisition of any capital stock of Benaco or any other of Benaco’s securities; and

c.            there has not been an increase in the compensation payable or to become payable to any director or officer of Benaco, except that Michael Gianatasio has entered into an Employment Agreement with Benaco.

Section 2.8           Disclosure. This Agreement and any certificate attached hereto or delivered in accordance with the terms hereby by or on behalf of Benaco in connection with the transactions contemplated by this Agreement, when taken together, do not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements contained herein and/or therein not misleading.

Section 2.9           Survival. Each of the representations and warranties set forth in this Article II shall be deemed represented and made by Benaco at the Closing as if made at such time and shall survive the Closing for a period terminating on the second anniversary of the date of this Agreement.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HOMELAND AND THE HOMELAND SHAREHOLDERS AND HOMELAND CREDITORS

Homeland and each Homeland Shareholder and Homeland Creditor (as to the representations made as to itself in Sections 3.4, 3.5, 3.6 and 3.7 only), severally represents, warrants and agrees as follows:

Section 3.1           Corporate Organization.

a.           Homeland is duly organized, validly existing and in good standing under the laws of the state of New York and has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted and is duly qualified to do business in good standing in each jurisdiction in where the nature of the business conducted by Homeland or the ownership or leasing of its properties makes such qualification and being in good standing necessary, except where the failure to be so qualified and in good standing will not have a material adverse effect on the business, operations, properties, assets, condition or results of operation of Homeland (a "Homeland Material Adverse Effect").

b.           Copies of the Certificate of Incorporation and By-laws of Homeland, with all amendments thereto to the date hereof, have been furnished to Benaco, and such copies are accurate and complete as of the date hereof. The minute books of Homeland are current as required by law, contain the minutes of all meetings of the Board of Directors and shareholders of Homeland, and committees of the Board of Directors of Homeland from the date of incorporation to the date of this Agreement, and adequately reflect all material actions taken by the Board of Directors, shareholders and committees of the Board of Directors of Homeland.

Section 3.2          Capitalization of Homeland; Title to the Homeland Shares. On the Closing Date, immediately before the transactions to be consummated pursuant to this Agreement, Homeland shall have authorized 200 shares of Common Stock, no par value, of which 200 shares will be issued and outstanding and owned by the Homeland Shareholders, free and clear of all liens and encumbrances. There are no outstanding options, warrants, agreements, commitments, conversion rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire any shares of capital stock or any un-issued or treasury shares of capital stock of Homeland.

Section 3.3           Subsidiaries and Equity Investments; Assets. As of the date hereof and on the Closing Date, Homeland does not and will not directly or indirectly, own any shares of capital stock or any other equity interest in any entity or any right to acquire any shares or other equity interest in any entity, except that Homeland owns and will on the Closing Date own, all of the outstanding capital stock of Homeland Safety Training, Inc., a New York corporation.

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Section 3.4          Authorization and Validity of Agreements. Homeland has all corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Homeland and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Homeland are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. No Homeland shareholder approvals are required to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Homeland Shareholders and the Homeland Creditors which are entities and the consummation of the transactions contemplated hereby by the Homeland Shareholders and Homeland Creditors which are entities have been duly authorized by all necessary action by each such Homeland Shareholder and Homeland Creditor and no other proceedings on the part of Homeland or any Homeland Shareholder or Homeland Creditor are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

Section 3.5           No Conflict or Violation. The execution, delivery and performance of this Agreement by Homeland, the Homeland Shareholders and the Homeland Creditors does not and will not violate or conflict with any provision of the constituent documents of Homeland, and does not and will not violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority, nor violate, result in a breach of or constitute (with due notice or lapse of time or both) a default under or give to any other entity any right of termination, amendment, acceleration or cancellation of any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Homeland or any Homeland Shareholder or Homeland Creditor is a party or by which it is bound or to which any of its respective properties or assets is subject, nor result in the creation or imposition of any lien, charge or encumbrance of any kind whatsoever upon any of the properties or assets of Homeland or any Homeland Shareholder, nor result in the cancellation, modification, revocation or suspension of any of the licenses, franchises, or permits to which Homeland or any Homeland Shareholder or Homeland Creditor is bound.

Section 3.6           Investment Representations. (a) The Benaco Shares will be acquired by each Homeland Shareholder and Homeland Creditor hereunder solely for the account of such Homeland Shareholder and Homeland Creditor, for investment, and not with a view to the resale or distribution thereof. Each Homeland Shareholder and Homeland Creditor understands and is able to bear any economic risks associated with the Homeland Shareholder’s and Homeland Creditor’s investment in the Benaco Shares. Each Homeland Shareholder and Homeland Creditor has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Benaco Shares to be acquired by the Homeland Shareholder and Homeland Creditor under this Agreement. Each Homeland Shareholder and Homeland Creditor further has had an opportunity to ask questions and receive answers from Benaco’s management regarding Benaco and to obtain additional information (to the extent Benaco’s management possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Homeland Shareholder and Homeland Creditor or to which such Homeland Shareholder and Homeland Creditor had access.

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(b) To the best knowledge of each Homeland Shareholder and Homeland Creditor, this Agreement and the transactions contemplated herein are not part of a plan or scheme to evade the registration provisions of the Securities Act, and the Benaco Shares are being acquired by the Homeland Shareholder and Homeland Creditor for investment purposes.

Section 3.7          Brokers’ Fees. No Homeland Shareholder or Homeland Creditor has any liability to pay any fees or commissions or other consideration to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

Section 3.8          Employees and Independent Contractors. Not later than 20 days after the Closing, Homeland shall have no obligation for the payment of any compensation or severance benefits or any other liabilities to any person in respect of such person’s employment by or retention as a consultant, advisor or agent of Homeland before the Closing.. Homeland and the Homeland Shareholders represent that immediately after the Closing, Homeland shall have sufficient cash and receivable in order to be able to pay all such liabilities to employees and independent contractors within 20 days after the Clsoing. The Homeland Shareholders further acknowledge that the hiring of any person as an employee of Benaco or any subsidiary of Benaco after the Closing Date shall be in the sole discretion of Benaco and nothing contained herein shall be deemed to require Benaco or any subsidiary to hire or retain any former employee or independent contractor of Homeland.

Section 3.9          Liabilities. Schedule 3.9 sets forth a listing in reasonable detail of all liabilities of Homeland as of November 12, 2012. There shall be no other liabilities, direct or contingent, of Homeland as of the Closing Date. Homeland shall update Schedule 3.9 at the Closing to set forth all liabilities of Homeland as of the Closing Date.

Section 3.10        Disclosure. This Agreement, the schedules hereto and any certificate attached hereto or delivered in accordance with the terms hereby by or on behalf of Homeland or any Homeland Shareholder or Homeland Creditor in connection with the transactions contemplated by this Agreement, when taken together, do not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements contained herein and/or therein not misleading.

Section 3.11        Survival. Each of the representations and warranties set forth in this Article III shall be deemed represented and made by Homeland and each Homeland Shareholder and Homeland Creditor (where applicable) at the Closing as if made at such time and shall survive the Closing for a period terminating on the second anniversary of the date of this Agreement.

ARTICLE IV

COVENANTS

Section 4.1           Certain Changes and Conduct of Business.

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a.           From and after the date of this Agreement and until the Closing Date, Benaco shall conduct its business solely in the ordinary course consistent with past practices and, in a manner consistent with all representations, warranties or covenants of Benaco, and without the prior written consent of Homeland will not, except as required or permitted pursuant to the terms hereof:

i.	make any material change in the conduct of its businesses and/or operations or enter into any transaction other than in the ordinary course of business consistent with past practices;

ii.	make any change in its Articles of Incorporation or By-laws; issue any additional shares of capital stock or equity securities or grant any option, warrant or right to acquire any capital stock or equity securities or issue any security convertible into or exchangeable for its capital stock or alter in any material term of any of its outstanding securities or make any change in its outstanding shares of capital stock or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

iii.	A.	incur, assume or guarantee any indebtedness for borrowed money, issue any notes, bonds, debentures or other corporate securities or grant any option, warrant or right to purchase any thereof, except pursuant to transactions in the ordinary course of business consistent with past practices; or

B.	issue any securities convertible or exchangeable for debt or equity securities of Benaco;

iv.	make any sale, assignment, transfer, abandonment or other conveyance of any of its assets or any part thereof, except pursuant to transactions in the ordinary course of business consistent with past practice;

v.	subject any of its assets, or any part thereof, to any lien or suffer such to be imposed other than such liens as may arise in the ordinary course of business consistent with past practices by operation of law which will not have an Benaco Material Adverse Effect;

vi.	acquire any assets, raw materials or properties, or enter into any other transaction, other than in the ordinary course of business consistent with past practices;

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vii.	enter into any new (or amend any existing) employee benefit plan, program or arrangement or any new (or amend any existing) employment, severance or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee, except in accordance with pre-existing contractual provisions or consistent with past practices;

viii.	make or commit to make any material capital expenditures;

ix.	pay, loan or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates;

x.	guarantee any indebtedness for borrowed money or any other obligation of any other person;

xi.	fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained by it (or on behalf of it) on the date hereof;

xii.	take any other action that would cause any of the representations and warranties made by it in this Agreement not to remain true and correct in all material aspect;

xiii.	make any material loan, advance or capital contribution to or investment in any person;

xiv.	make any material change in any method of accounting or accounting principle, method, estimate or practice;

xv.	settle, release or forgive any claim or litigation or waive any right;

xvi.	commit itself to do any of the foregoing.

b.	From and after the date of this Agreement, Homeland will:

1.	continue to maintain, in all material respects, its properties in accordance with present practices in a condition suitable for its current use;

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2.	file, when due or required, federal, state, foreign and other tax returns and other reports required to be filed and pay when due all taxes, assessments, fees and other charges lawfully levied or assessed against it, unless the validity thereof is contested in good faith and by appropriate proceedings diligently conducted;

3.	continue to conduct its business in the ordinary course consistent with past practices;

4.	keep its books of account, records and files in the ordinary course and in accordance with existing practices; and

5.	continue to maintain existing business relationships with suppliers.

Section 4.2           Access to Properties and Records. Homeland shall afford Benaco’s accountants, counsel and authorized representatives, and Benaco shall afford to Homeland's accountants, counsel and authorized representatives full access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement) to all of such parties’ properties, books, contracts, commitments and records and, during such period, shall furnish promptly to the requesting party all other information concerning the other party's business, properties and personnel as the requesting party may reasonably request, provided that no investigation or receipt of information pursuant to this Section 4.2 shall affect any representation or warranty of or the conditions to the obligations of any party.

Section 4.3           Negotiations. From and after the date hereof until the earlier of the Closing or the termination of this Agreement, no party to this Agreement nor its officers or directors (subject to such director's fiduciary duties) nor anyone acting on behalf of any party or other persons shall, directly or indirectly, encourage, solicit, engage in discussions or negotiations with, or provide any information to, any person, firm, or other entity or group concerning any merger, sale of substantial assets, purchase or sale of shares of capital stock or similar transaction involving any party. A party shall promptly communicate to any other party any inquiries or communications concerning any such transaction which they may receive or of which they may become aware of.

Section 4.4           Consents and Approvals. The parties shall:

a.        use their reasonable commercial efforts to obtain all necessary consents, waivers, authorizations and approvals of all governmental and regulatory authorities, domestic and foreign, and of all other persons, firms or corporations required in connection with the execution, delivery and performance by them of this Agreement; and

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b.           diligently assist and cooperate with each party in preparing and filing all documents required to be submitted by a party to any governmental or regulatory authority, domestic or foreign, in connection with such transactions and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained connection in with such transactions.

Section 4.5           Public Announcement. Unless otherwise required by applicable law, the parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement and shall not issue any such press release or make any such public statement prior to such consultation.

Section 4.6           Stock Issuance. From and after the date of this Agreement until the Closing Date, neither Benaco nor Homeland shall issue any additional shares of its capital stock.

Section 4.7           Notwithstanding anything to the contrary contained herein, it is herewith understood and agreed that both Homeland and Benaco may enter into and conclude agreements and/or financing transactions as same relate to and/or are contemplated by any separate written agreements either: (a) annexed hereto as exhibits; or (b) entered into by Benaco with Homeland executed by both parties subsequent to the date hereof. These Agreements shall become, immediately upon execution, part of this Agreement and subject to all warranties, representations and conditions contained herein.

ARTICLE V

CONDITIONS TO OBLIGATIONS OF HOMELAND AND HOMELAND SHAREHOLDERS AND HOMELAND CREITORS

The obligations of Homeland and the Homeland Shareholders and Homeland Creditors to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by both Homeland, the Homeland Shareholders and the Homeland Creditors in their sole discretion:

Section 5.1           Representations and Warranties of Benaco. All representations and warranties made by Benaco in this Agreement shall be true and correct on and as of the Closing Date as if again made by Benaco as of such date.

Section 5.2           Agreements and Covenants. Benaco shall have performed and complied in all material respects to all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

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Section 5.3           Consents and Approvals. Consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, required in connection with the execution, delivery and performance of this Agreement shall be in full force and effect on the Closing Date.

Section 5.4           No Violation of Orders. No preliminary or permanent injunction or other order issued by any court or governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, which declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of Benaco shall be in effect; and no action or proceeding before any court or governmental or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person, or entity which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement.

Section 5.5           Other Closing Documents. Homeland shall have received such other certificates, instruments and documents in confirmation of the representations and warranties of Benaco or in furtherance of the transactions contemplated by this Agreement as Homeland or its counsel may reasonably request.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF BENACO

The obligations of Benaco to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by Benaco in its sole discretion:

Section 6.1           Representations and Warranties of Homeland, the Homeland Shareholders and the Homeland Creditors. All representations and warranties made by Homeland, the Homeland Shareholders and the Homeland Creditors in this Agreement shall be true and correct on and as of the Closing Date as if again made by Homeland, the Homeland Shareholders and the Homeland Creditors on and as of such date. Without limiting the generality of the foregoing Schedules 3.8 and 3.9 shall be updated to provide information as of the Closing Date.

Section 6.2           Agreements and Covenants. Homeland, the Homeland Shareholders and the Homeland Creditors shall have performed and complied in all material respects to all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

Section 6.3           Consents and Approvals. All consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, required in connection with the execution, delivery and performance of this Agreement, shall have been duly obtained and shall be in full force and effect on the Closing Date.

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Section 6.4           No Violation of Orders. No preliminary or permanent injunction or other order issued by any court or other governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, domestic or foreign, that declares this Agreement invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of Benaco, taken as a whole, shall be in effect; and no action or proceeding before any court or government or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person, or entity which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement.

Section 6.5.          Other Closing Documents. Benaco shall have received such other certificates, instruments and documents in confirmation of the representations and warranties of Homeland and the Homeland Shareholder or in furtherance of the transactions contemplated by this Agreement as Benaco or its counsel may reasonably request.

Section 6.6.          Liabilities of Homeland. Schedule 3.9 represents a complete list of all liabilities of Homeland not being converted into Benaco Shares.

Section 6.7           Termination of All Homeland Employees and Independent Contractors; Satisfaction of all Obligations of Homeland to Employees and Independent Contractors. The employment of , or retention by, Homeland of all employees and independent contractors of Homeland shall have been terminated effective not later than immediately prior to the Closing and not later than 20 days after the Closing Homeland shall pay all employee wages, salaries, benefits, fringe benefits, taxes, withholding taxes, insurances, expense reimbursement, unemployment insurance, commissions, rewards, bonuses, retirement programs, and other related items in full and Homeland shall also pay all compensation and expense reimbursements to all of its independent contractors..

Section 6.8           Maintenance of Product and Completed Operations Insurance. Homeland shall have in full force and effect on the Closing Date Product and Completed Operations on ISO Form CG 2037 with Blanket Contractual Liability. All insurance policies of Homeland as of the Closing Date shall be primary and non-contributory and have a Waiver of Subrogation in force (Form CG 2404). All insurance policies of Homeland, including but not limited to the Product and Completed Operations provisions, shall be in full force and effect as of the Closing Date and all premiums on said policies which are then due shall have been paid as of the Closing Date.

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ARTICLE VII

TERMINATION AND ABANDONMENT

SECTION 7.1       Methods of Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Closing:

a. By the mutual written consent of the Homeland Shareholders, Homeland and Benaco;

b.         By Benaco, upon a material breach of any representation, warranty, covenant or agreement on the part of Homeland, the Homeland Shareholders or the Homeland Creditors set forth in this Agreement, or if any representation or warranty of Homeland, the Homeland Shareholders or the Homeland Creditors shall become untrue, in either case such that any of the conditions set forth in Article VI hereof would not be satisfied (a "Homeland Breach"), and such breach shall, if capable of cure, has not been cured within ten (10) business days after receipt by the party in breach of a notice from the non-breaching party setting forth in detail the nature of such breach;

c.         By Homeland, the Homeland Shareholders, or the Homeland Creditors, upon a material breach of any representation, warranty, covenant or agreement on the part of Benaco set forth in this Agreement, or, if any representation or warranty of Benaco shall become untrue, in either case such that any of the conditions set forth in Article V hereof would not be satisfied (a "Benaco Breach"), and such breach shall, if capable of cure, not have been cured within ten (10) business days after receipt by the party in breach of a written notice from the non-breaching party setting forth in detail the nature of such breach;

d.         By any party, if the Closing shall not have consummated before ninety (90) days after the date hereof; provided, however, that this Agreement may be extended by written notice of either Homeland or Benaco, if the Closing shall not have been consummated as a result of Benaco or Homeland having failed to receive all required regulatory approvals or consents with respect to this transaction or as the result of the entering of an order as described in this Agreement; and further provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party whose failure to fulfill any obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before this date.

e.         By any party if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use its best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the transactions contemplated by this Agreement.

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Section 7.2           Procedure Upon Termination. In the event of termination and abandonment of this Agreement by any party pursuant to Section 7.1, written notice thereof shall forthwith be given to the other parties and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action. If this Agreement is terminated as provided herein, no party to this Agreement shall have any liability or further obligation to any other party to this Agreement; provided, however, that no termination of this Agreement pursuant to this Article VII shall relieve any party of liability for a breach of any provision of this Agreement occurring before such termination.

ARTICLE VIII

POST-CLOSING AGREEMENTS

Section 8.1           Consistency in Reporting. Each party hereto agrees that if the characterization of any transaction contemplated in this Agreement or any ancillary or collateral transaction is challenged, each party hereto will testify, affirm and ratify that the characterization contemplated in such agreement was the characterization intended by the party; provided, however, that nothing herein shall be construed as giving rise to any obligation if the reporting position is determined to be incorrect by final decision of a court of competent jurisdiction.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.1           Survival of Provisions. The respective representations, warranties, covenants and agreements of each of the parties to this Agreement (except covenants and agreements which are expressly required to be performed and are performed in full on or before the Closing Date) shall survive the Closing Date and the consummation of the transactions contemplated by this Agreement, subject to Sections 2.9 and 3.9. In the event of a breach of any of such representations, warranties or covenants, the party to whom such representations, warranties or covenants have been made shall have all rights and remedies for such breach available to it under the provisions of this Agreement or otherwise, whether at law or in equity, regardless of any disclosure to, or investigation made by or on behalf of such party on or before the Closing Date.

Section 9.2           Publicity. No party shall cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the consent of the other parties, unless a press release or announcement is required by law. If any such announcement or other disclosure is required by law, the disclosing party agrees to give the non-disclosing parties prior notice and an opportunity to comment on the proposed disclosure.

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Section 9.3           Successors and Assigns. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns; provided, however, that no party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other parties.

Section 9.4           Fees and Expenses. Except as otherwise expressly provided in this Agreement, all legal and other fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.

Section 9.5           Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been given or made if in writing and delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

If to Homeland, the Homeland Shareholders or the Homeland Creditors, to:

Homeland Safety Consultants, Inc.

130 William Street, Suite 802

New York, New York 10038

Attn: Joseph Albunio, President

with a copy to:

Ofsink, PLLC

900 Third Avenue, 5th Floor

New York, New York 10022

Attn: Darren Ofsink, Esq.

If to Benaco, to:

Benaco, Inc.

130 William Street, Suite 802

New York, New York 10038

Attn: Michael Gianatasio, Chief Executive Officer

with a copy to:

Ofsink, PLLC

900 Third Avenue, 5th Floor

New York, New York 10022

Attn: Darren Ofsink, Esq.

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or to such other persons or at such other addresses as shall be furnished by any party by like notice to the others, and such notice or communication shall be deemed to have been given or made as of the date so delivered or mailed. No change in any of such addresses shall be effective insofar as notices under this Section 9.5 are concerned unless such changed address is located in the United States of America and notice of such change shall have been given to such other party hereto as provided in this Section 9.5.

Section 9.6           Entire Agreement. This Agreement, together with the exhibits hereto, represents the entire agreement and understanding of the parties with reference to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein or in the exhibits, certificates and other documents delivered in accordance herewith. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement and all prior drafts of this Agreement, all of which are merged into this Agreement. No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any action or suit involving this Agreement.

Section 9.7           Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible so as to be valid and enforceable.

Section 9.8           Titles and Headings. The Article and Section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

Section 9.9           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

Section 9.10         Convenience of Forum; Consent to Jurisdiction. The parties to this Agreement, acting for themselves and for their respective successors and assigns, without regard to domicile, citizenship or residence, hereby expressly and irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent and subject themselves to the jurisdiction of, the courts of the State of New York located in County of New York, and/or the United States District Court for the Southern District of New York, in respect of any matter arising under this Agreement. Service of process, notices and demands of such courts may be made upon any party to this Agreement by personal service at any place where it may be found or giving notice to such party as provided in Section 9.5.

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Section 9.11         Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereto, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12         Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York without giving effect to the choice of law provisions thereof.

Section 9.13         Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties hereto.. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HOMELAND SAFETY CONSULTANTS, INC.

By:	/s/ Joseph Albunio
Name: Joseph Albunio
Title: President

BENACO, INC.

By:	/s/ Michael Gianatasio
Name: Michael Gianatasio
Title: Chief Executive Officer

/s/ Joseph Albunio
Joseph Albunio

/s/ Robert Simoni
Robert Simoni

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/s/ William Morelli
William Morelli

/s/ Robert Henesy
Robert Henesy

/s/ Michael Presutti
Michael Presutti

/s/ James Barrett
James Barrett

RCS MANAGEMENT CORP.

By:	/s/ Robert Simoni
Name: Robert Simoni
Title: President

MONTGOMERY MANAGEMENT CORP.

By:	/s/ Robert Simoni
Name: Robert Simoni
Title: President

SNA AVIATION CORP.

By:	/s/ Robert Simoni
Name: Robert Simoni
Title: President

DIOGUARDI CONSULTATION GROUP, INC..

By:	/s/ Michael Dioguardi
Name: Michael Dioguardi
Title: Secretary and Treasurer

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EXHIBIT A

Part I

Name and Address	Number of Homeland Shares	Number of Benaco Shares
of Homeland Shareholder	Being Exchanged	to be Received

Joseph Albunio	125	4,270,628
270 Brehaut Avenue
Staten Island, NY 10307

Robert Simoni	30	1,024,952
37 W 72nd Street Apt 8E
New York, NY 10023

William Morelli	20	683,302
221 East 50th Street Apt 8D
New York, NY 10022

Robert Henesy	10	341,652
11 Medalist Road
Rotonda West, FL 33947

Michael Presutti	6	204,992
1 Pond View Road
Chester, NJ 07930

James Barrett	9	307,488
99 Vermont St
Long Beach, NY 11561

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Part II

Name and Address	Indebtedness to Homeland	Number of Benaco Shares
of Homeland Creditor	Creditor Being Converted	to be Received

RCS Management Corp.	$104,464	208,928
37 West 72nd Street Apt 8E
New York, NY 10023

Montgomery Asset Management	$66,519	133,038
Corp.
37 West 72nd Street Apt 8E
New York, NY 10023

SNA Aviation Corp.	$67,015	134,030
37 West 72nd Street Apt 8E
New York, NY 10023

Dioguardi Consultation	$12,162	24,324
Group, Inc.
16 Oak Street
Hicksville, NY 11801

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SCHEDULE 3.9

LIST OF LIABILITIES OF HOMELAND

Bank Debt

First Central Savings Bank	$286,790

Credit Cards

Bank of America	$21,997
Bank of America Business	$4,282
Bank of America WP	$13,574
Chase	$3,143
Citicard	$19,350
Discover Card	$2,877
Chase - Washington Mutual	$11,581
Amex LC	$10,719
$87,523

Andree Carr - Private Loan	$22,054

Total	$396,367

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